EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Nine Months Ended September 30, 2001

(Dollar Amounts in Thousands)

West Penn Power Company

Earnings:
Net Income	$ 84,548
Fixed charges (see below)	40,215
Income taxes	63,028

Total earnings	$187,791

Fixed Charges:
Interest on long-term debt	$ 37,163
Other interest	1,963
Estimated interest
component of rentals	1,089

Total fixed charges	$ 40,215

Ratio of Earnings to Fixed Charges	4.67